Tombstone Exploration Corporation

6529 E Friess Drive

Scottsdale, Arizona, 85254

Office (480) 588-8920

TMBXF LETTERHEAD

January 18, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance,

Office of Energy & Transportation

100 F Street N.E.

Washington DC 20549

RE:	TOMBSTONE EXPLORATION CORPORATION
Form 20-F for fiscal year ended December 31, 2021, field June 29, 2022 File No. 000-29922

Dear Messrs. Schuler & Arakawa:

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated December 14, 2022 (the “Comment Letter”) in which the Staff of the Commission (the “Staff”) requested certain information from Tombstone Exploration Corporation (the “Company”), a Nevada corporation, relating to our most recent 20-F for the year ended December 31, 2021 (the “20-F”). The Comment Letter was received on January 5, 2023. While we have been working through the response to the Comment Letter, we have encountered delays. Accordingly, we would like to request a filing deadline extension for our response to January 31, 2023. We will post our response as soon as practicable on EDGAR and in any event no later than January 31, 2023. If this date is not acceptable, please let us know as soon as practicable.

Should you have any further questions, please do not hesitate to call me at 480-588-8920.

Sincerely,

/s/ Alan Brown
Alan Brown, CEO